Corporate Contacts:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom International Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay.hurry@tti-telecom.com
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                          TTI TELECOM ANNOUNCES SPECIAL

                         GENERAL MEETING OF SHAREHOLDERS

              - Agenda Reflects Normal Course of Business Issues -


Petach Tikva, Israel - July 5, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("the Company"), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced that it will hold a Special General Meeting of Shareholders on Thursday, August 10, 2006 at 5:00 p.m. Israel time, at the offices of the Company, located at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel. The record date for the meeting is July 10, 2006. TTI Telecom will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. TTI Telecom will also file the proxy statement with the U.S. Securities and Exchange Commission (SEC) in the next few days.

         The agenda of the meeting is as follows:

                  (1) To elect Ms. Julie Kunstler as outside director and approve her terms of compensation (including indemnification) and a related amendment to the Articles of Association;

                  (2) To approve an increase in the number of ordinary shares reserved under the 2004 Employee Share Option Plan by 500,000 shares;

                  (3) To approve a directors and officers liability insurance policy and;

                  (4) To approve terms and framework of compensation to an employee who is related to a principal shareholder of TTI Telecom.

         Items 1, 2 and 3 require the approval of a simple majority of the shares voted on the matter. Item 4 requires the approval of a simple majority of the shares voted on the matter, but such approval must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding shares).
About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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